Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: November 16, 2015

Regulated Information Executive Team Announcement November 16, 2015 – 08:00 am CET

AHOLD AND DELHAIZE ANNOUNCE FUTURE EXECUTIVE TEAM
OF THE INTENDED COMBINED COMPANY

Brussels, Belgium – Ahold and Delhaize Group today announced the proposed Executive Committee of Ahold Delhaize, effective upon completion of the proposed merger of the two companies.

The future Executive Committee will be comprised of the Management Board members as announced on June 24, 2015, and will be supplemented by the following four members (in alphabetical order), who will report directly to the Ahold Delhaize CEO:

●	Marc Croonen, Chief Sustainability, Transformation & Communications Officer
●	Hanneke Faber, Chief E-Commerce & Innovation Officer
●	Jan Ernst de Groot, Chief Legal Officer
●	Abbe Luersman, Chief Human Resources Officer

Ahold and Delhaize Group have created two new important roles in the future Executive Committee to help shape and drive the company’s ambitions as a responsible and innovative retailer: Chief Sustainability, Transformation & Communications Officer and Chief E-Commerce & Innovation Officer. At the level of the Supervisory Board, these areas will be overseen by a Sustainability and Innovation Committee.

As announced, the proposed Ahold Delhaize Management Board consists of CEO Dick Boer, Deputy CEO and Chief Integration Officer Frans Muller, CFO Jeff Carr, COO Europe Pierre Bouchut, COO USA Kevin Holt, and COO USA James McCann.

The Management Board will be responsible for the overall management and decision-making of the new company and will have fiduciary responsibility towards the Supervisory Board and shareholders. The future Executive Committee will be charged with the day-to-day management of the company. With a strong and balanced leadership team with representation from both companies, it exhibits the right combination of functional capabilities and retail experience to steer a company that will greatly expand its reach to deliver even more for the customers and communities it serves. The team will be well-positioned to drive and support integration, while managing the businesses for continued customer service and commercial success.

On June 24, 2015, Ahold and Delhaize announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands with more than 375 000 associates serving more than 50 million customers every week in the United States and Europe.

Ahold and Delhaize remain on track to complete their proposed merger by mid-2016.

Additionally, Kostas Macheras, Executive Vice President of Delhaize Group and Chief Executive Officer for Southeastern Europe and a current member of the Delhaize Group Executive Committee, will retire from the company upon termination of his contract in March 2016. Mr. Macheras has been with Delhaize Group since 1997 and shared his intentions to retire well in advance of the merger discussions.

The appointment of the future Management Board members and other important elements of the merger are subject to shareholder approval and regulatory clearance as well as other customary conditions. More information can be found at www.adcombined.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the third quarter of 2015, Delhaize Group’s sales network consisted of 3 465 stores. In 2014, Delhaize Group posted €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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» Contacts

Investor Relations: + 32 2 412 2151
Media Relations: + 32 2 412 8669

Cautionary notice

NO OFFER OR SOLICITATION
This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”).  This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations.  This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus.  The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements.  These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions.  Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control.  Therefore, investors and shareholders should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:  the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s  and Ahold’s  shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies

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and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward‑looking statements are described in Delhaize’s most recent annual report on Form 20‑F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive.  Forward-looking statements speak only as of the date they are made.  Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration. In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward-Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.